I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [X]      Merger

         [  ]     Liquidation

         [  ]     Abandonment of Registration
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [  ]     Election of status as a Business Development Company
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:

                  Principal Government Securities Fund, Inc.

3.       Securities and Exchange Commission File No.: 811-04916

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [X]      Initial Application                [  ]     Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                  711 High Street
                  Des Moines, Iowa  50392-2080

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  Michael D. Roughton, Vice President and
                  Senior Securities Counsel
                  Principal Financial Group
                  711 High Street
                  Des Moines, Iowa 50392-2080
                  (515) 248-3842

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

                  Principal Management Corporation
                  711 High Street
                  Des Moines, Iowa 50392-2080
                  (515) 247-6783

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

         [X]      Management company;

         [  ]     Unit investment trust; or

         [  ]     Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [X]      Open-end          [  ]    Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                  Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                  Adviser:     Principal Management Corporation
                               711 High Street, Des Moines, Iowa  50392-2080

                  Sub-Adviser: Principal Global Investors
                               f/k/a Invista Capital Management, LLC
                               1800 Hub Tower, 699 Walnut
                               Des Moines, IA 50309


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

            Principal Underwriter:    Princor Financial Services Corporation
                                      711 High Street
                                      Des Moines, Iowa  50392-2080

13.      If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es):

         (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [X]      Yes               [  ]    No

         If Yes, for each UIT state:

                  Name(s):  Principal Life Insurance Company Separate Account B

                  File No.:  811- 02091

                  Business Address:  Principal Financial Group
                                       711 High Street
                                       Des Moines, Iowa  50392-2080

                  Name(s): Principal Life Insurance Company Variable Life Separate Account

                  File No.:  811- 05118

                  Business Address:  Principal Financial Group
                                       711 High Street
                                       Des Moines, Iowa  50392-2080


15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision
                  to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes              [  ]     No

                  If Yes, state the date on which the board vote took place:

                                       June 9, 1997

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes              [  ]     No

                  If Yes, state the date on which the shareholder vote took place:

                                       September 16, 1997

                  If No, explain:

II.      Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [ X ]    Yes               [  ]    No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                                       December 31, 1997

         (b)      Were the distributions made on the basis of net assets?

                  [X]      Yes              [   ]    No

         (c)      Were the distributions made pro rata based on share ownership?

                  [ X ]    Yes              [  ]     No

         (d) If no to (b) or (c) above, describe the method of distributions to shareholders. For
                  Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations only:
                  Were any distributions to shareholders made in kind?

                  [  ]     Yes              [  ]     No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:
         Has the fund issued senior securities?

         [  ]     Yes               [  ]    No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [X]      Yes               [  ]    No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [  ]     Yes               [X]     No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [  ]     Yes               [X]     No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed.

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

                  [  ]     Yes              [  ]     No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [  ]     Yes               [X]     No

         If Yes,
         (a)   Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      Information About Event(s) Leading to Request For Deregistration

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                    (i)      Legal expenses:

                                               none

                    (ii)     Accounting expenses:

                                               none

                    (iii)    Other expenses (list and identify separately):

                             Solicitor and tabulator           $11,137

                    (iv)     Total expenses (sum of lines (i)-(iii) above):

                                            $11,137

         (b)      How were those expenses allocated?

                    The assets and liabilities of 11 separate Principal Funds (the "Acquired Funds") were acquired by a corresponding series of Principal Variable Contracts Fund, Inc. (the "Series Fund"). Each of the Acquired Funds jointly incurred expenses relating to this reorganization. Expenses were allocated among the Acquired Funds in proportion to the ratio of the assets of each Acquired Fund to the assets of all the Acquired Funds determined as of July 22, 1997.

         (c)      Who paid those expenses?

                    Shareholders of the fund paid $6,672 and Principal Management Corporation paid $4,466.

         (d)      How did the fund pay for unamortized expenses (if any)?

                    Principal Management Corporation paid for unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [  ]     Yes               [X]     No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       Conclusion of Fund Business

24.      Is the fund a party to any litigation or administrative proceeding?

         [  ]     Yes               [X]     No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [  ]     Yes               [X]     No

         If Yes, describe the nature and extent of those activities:

VI.      Mergers Only

26.      (a)      State the name of the fund surviving the Merger:

                  Principal Variable Contracts Fund, Inc.


         (b) State the Investment Company Act file number of the fund surviving the Merger:

                           811-01944

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  File No. 811-04916, Form Type DEFS14A, filed on
                  August 7, 1997

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                   VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Principal Government Securities Fund, Inc., (ii) he or she is the Vice President and Controller of Principal Government Securities Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.



/s/ Layne A. Rasmussen
Layne A. Rasmussen
Vice President and Controller